FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a - 16 or 15d - 16 of

the Securities Exchange Act of 1934

For the month of  September

HSBC Holdings plc

42nd Floor, 8 Canada Square, London E14 5HQ, England

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F).

Form 20-F   X              Form 40-F ......

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934).

Yes.......          No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ..............).

17 September 2010

HSBC TO SELL MAJORITY STAKE IN
ASIAN PRIVATE EQUITY FUND MANAGEMENT BUSINESS

HSBC, through its wholly owned subsidiary The Hongkong and Shanghai Banking Corporation Limited, has agreed to sell an 80.1 per cent interest in HSBC Private Equity (Asia) Limited ('HPEA') to Foci Holdings Limited, the acquisition vehicle of members of HPEA's current management team. HPEA is expected to have consolidated gross assets of approximately US$18.8 million at completion.

HSBC will retain a 19.9 per cent interest in HPEA.

Since its inception in 1989, HPEA has advised funds with cumulative capital of approximately US$3.5 billion and is one of the largest and longest-established private equity firms in Asia.

Completion of the transaction, which is expected in the fourth quarter of 2010, is conditional on obtaining regulatory approvals and consents from the investors in the funds advised by HPEA among other matters.

Media enquiries to Jezz Farr on +44 (0) 20 9991 3124 or at jezz.farr@hsbc.com

Notes to editors:

HSBC Private Equity (Asia) Limited
HSBC Private Equity (Asia) Limited ('HPEA') has been advising Asian private equity and venture capital funds since 1989. It seeks to develop close relationships with its portfolio companies to help them achieve success in their industries through the experience gained over many years of investing in Asia. Since inception, funds advised by HPEA have invested in over 140 companies in Asia, including in Greater China, South Korea, Southeast Asia and India.

HSBC Holdings plc
HSBC Holdings plc, the parent company of the HSBC Group, is headquartered in London. The Group serves customers worldwide from around 8,000 offices in 87 countries and territories in Europe, the Asia-Pacific region, North America, Latin America and the Middle East. With assets of US$2,418 billion at 30 June 2010, HSBC is one of the world's largest banking and financial services organisations. HSBC is marketed worldwide as 'the world's local bank'.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

HSBC Holdings plc

                                                       By:

                                                                                Name:   P A Stafford

                                                                                                Title: Assistant Group Secretary

                                                                                      Date: 17 September 2010